1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date December 1, 2008	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Yanzhou Coal Mining Company Limited, you should at once hand this circular together with the enclosed form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

PROPOSAL FOR GENERAL MANDATE TO REPURCHASE H SHARES

AND

NOTICES OF DOMESTIC SHAREHOLDERS’ CLASS MEETING AND H

SHAREHOLDERS’ CLASS MEETING

Notices convening the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting to be held at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 9:00 a.m. and 10:00 a.m. respectively on Friday, 16 January 2009 are set out on pages 14 to 19 of this circular.

Whether or not you are able to attend the respective class meetings, you are strongly urged to complete and sign the enclosed form of proxy in accordance with the instructions printed thereon. For holders of H Shares of the Company, please return it to Hong Kong Registrars Limited at 18/F., Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and for holders of Domestic Shares, the proxy form shall be lodged at the Office of the Secretary to the Board at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC as soon as possible but in any event not later than 24 hours before the time appointed for the holding of the relevant class meeting(s) or any adjourned meeting(s) (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the class meeting(s) or any adjourned class meeting(s) should you so wish.

1 December 2008

– i –

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meaning:

“AGM”	the annual general meeting of the Company for the year ended 31 December 2007 held at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC on Friday, 27 June 2008 at 8:30 a.m.;

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“Articles of Association”	the articles of association of the Company;

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“Board”	the board of Directors of the Company;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Company Law”	the Company Law of the PRC;

“Directors”	the directors of the Company;

“Domestic Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are subscribed for and fully paid up in Renminbi;

“Domestic Shareholders”	holders of Domestic Shares;

“Domestic Shareholders’ Class Meeting”	the class meeting of the Domestic Shareholders to be held at the Company’s conference room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC on Friday, 16 January 2009 at 9:00 a.m. to approve the Repurchase Mandate;

“Group”	the Company and its subsidiaries;

DEFINITIONS

“H Share(s)”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“H Shareholders”	holders of H Shares;

“H Shareholders’ Class Meeting”	the class meeting of the H Shareholders to be held at the Company’s Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC at 10:00 a.m. on Friday, 16 January 2009 to approve the Repurchase Mandate;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Latest Practicable Date”	27 November 2008, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication;

“PRC”	the People’s Republic of China;

“Repurchase Mandate”	the Shareholders having approved the Repurchase Mandate by way of special resolution at the AGM and subject to approval of the Repurchase Mandate to be granted by way of separate special resolutions at the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, the general mandate to exercise the power of the Company to repurchase H Shares with an aggregate nominal value not exceeding 10% of the aggregate nominal value of H Shares in issue as at the date of the resolutions of the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting;

“RMB”	Renminbi, the lawful currency of the PRC;

“SAFE”	State Administration of Foreign Exchange of the PRC;

“Shareholder(s)”	the shareholder(s) of the Company;

DEFINITIONS

“Shares”	Domestic Shares and H Shares;

“Takeovers Code”	The Hong Kong Code on Takeovers and Mergers and Share Repurchases;

“Yankuang Group”	, Yankuang Group Corporation Limited, a wholly State-owned corporation and a controlling shareholder of the Company holding approximately 52.86% of the total issued share capital of the Company;

“%”	per cent.

LETTER FROM THE BOARD

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Directors:	Registered office:
Wang Xin	298 South Fushan Road
Geng Jiahuai	Zoucheng
Yang Deyu	Shandong Province
Shi Xuerang	PRC
Chen Changchun	Postal Code: 273500
Wu Yuxiang
Wang Xinkun	Principal place of business in Hong Kong:
Zhang Baocai	Rooms 2608-10
Dong Yunqing	26/F., The Center
99 Queen’s Road Central
Independent non-executive Directors:	Hong Kong
Pu Hongjiu
Zhai Xigui
Li Weian
Wang Junyan

1 December 2008

To the Shareholders

Dear Sir or Madam,

PROPOSAL FOR

GENERAL MANDATE TO REPURCHASE H SHARES

INTRODUCTION

Reference is made to the circular of the Company dated 9 May 2008 (regarding, among other things, the Company’s proposal to repurchase its H Shares) and the announcement of the Company dated 27 June 2008 (regarding the resolutions passed at the AGM).

Pursuant to the Articles of Association and the relevant Hong Kong Listing Rules, a general mandate may be granted to the Directors by the Shareholders to enable the Company to repurchase its H Shares and such mandate is required to be given by way of (1) a special resolution passed by the Shareholders in general meeting; and (2) special resolutions passed by the Domestic Shareholders and H Shareholders at their respective class meetings.

LETTER FROM THE BOARD

At the AGM, the Shareholders approved, among other things, the Repurchase Mandate by way of a special resolution. As such, the remaining conditions required to be met in order for the Repurchase Mandate to become effective are: (a) the passing of the special resolutions approving the grant of the Repurchase Mandate at the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, respectively; (b) the obtaining of approvals of the relevant PRC regulatory authorities as required by the laws, rules and regulations of the PRC; and (c) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure under article 30 of the Articles of Association. If the Company determines to repay any amount to any of its creditors in circumstances described under condition (c), it expects to do so out of its internal resources.

In view of the recent fluctuation in both prices and trading volumes of the H Shares, the Board considers that it is now an appropriate time to convene the above class meetings to complete the shareholders’ approvals of the Repurchase Mandate.

The purpose of this circular is to provide you with information relating to the special resolutions to be proposed at the respective Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting to grant the Directors the Repurchase Mandate.

GENERAL MANDATE TO REPURCHASE H SHARES

The Company Law (to which the Company is subject) provides that a joint stock limited company incorporated in the PRC may not repurchase its shares unless such repurchase is effected for the purpose of (a) reducing its share capital; (b) granting shares as reward to the staff of the company; (c) in connection with a merger between itself and another entity that holds its shares; or (d) the repurchase is made at the request of its shareholders who disagree with shareholders’ resolutions in connection with merger or division. The Articles of Association provides that subject to the approval of the relevant regulatory authorities of the PRC and compliance with the Articles of Association, share repurchase may be effected by the Company for the purpose of reducing its share capital, as reward to the staff of the Company, in connection with a merger between itself and another entity that holds its shares or in circumstances permitted by law or administrative regulations of the PRC.

The Hong Kong Listing Rules permit shareholders of a PRC joint stock limited company to grant a general mandate to the Directors to repurchase H shares of such company that are listed on the Hong Kong Stock Exchange. Such mandate is required to be given by way of a special resolution passed by shareholders in general meeting and special resolutions passed by holders of domestic shares and overseas listed foreign invested shares in separate class meetings.

As the H Shares of the Company are traded on the Hong Kong Stock Exchange in Hong Kong dollars and the price payable by the Company upon any repurchase of H Shares will, therefore, be paid in Hong Kong dollars, the approval of SAFE is required.

LETTER FROM THE BOARD

In accordance with the requirements of article 30 of the Articles of Association applicable to capital reduction, the Company will have to notify its creditors of the passing of such special resolutions and the reduction to the registered capital of the Company that would occur should the Directors decide to exercise the Repurchase Mandate. Such notification has to be given in writing to the Company’s creditors within 10 days after the passing of such special resolutions and also by way of publication on three occasions of a press announcement within 30 days after the passing of such special resolutions. Creditors then have a period of up to 30 days after the Company’s written notification or if no such notification has been received, up to 90 days after the first publication of the press announcement to require the Company to repay amounts due to them or to provide guarantees in respect of such amounts.

In June 2008, the Shareholders approved the grant of the Repurchase Mandate by way of a special resolution at the AGM and the Board is seeking the approvals from the Domestic Shareholders and H Shareholders respectively, to complete the approval of the Repurchase Mandate. In accordance with the legal and regulatory requirements described above, the Directors will convene the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting. At each of such class meetings, a special resolution will be proposed to grant to the Directors a general mandate to repurchase H Shares in issue on the Hong Kong Stock Exchange with an aggregate nominal value not exceeding 10% of the aggregate nominal value of H Shares in issue of the Company as at the date of the passing of such special resolutions at such class meetings.

Upon approvals by the Shareholders at the respective class meetings, the Repurchase Mandate will be conditional upon (a) the approvals of the SAFE and/or any other regulatory authorities (if applicable) as required by the laws, rules and regulations of the PRC being obtained; and (b) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure under article 30 of the Articles of Association as described above. If the Company determines to repay any amount to any of its creditors in circumstances described under condition (b), it expects to do so out of its internal resources. If the conditions are not fulfilled, the Repurchase Mandate will not be exercisable by the Directors.

The Repurchase Mandate would expire on the earlier of (a) the conclusion of the next annual general meeting of the Company following the passing of the relevant special resolutions at the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting; (b) the expiration of a period of twelve months following the passing of the relevant special resolutions at the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting; or (c) the date on which the authority conferred by the relevant special resolutions is revoked or varied by a special resolution of the Shareholders at a general meeting or by H Shareholders or Domestic Shareholders at their respective class meetings.

LETTER FROM THE BOARD

The H Shares which may be repurchased pursuant to the Repurchase Mandate shall not exceed 10% of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of the special resolutions at the Domestic Shareholders’ Class meeting and the H Shareholders’ Class Meeting approving the Repurchase Mandate.

EXPLANATORY STATEMENT

An explanatory statement containing all relevant information relating to the Repurchase Mandate is set out in the Appendix to this circular. The information in the explanatory statement is to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the resolution to grant to the Directors the Repurchase Mandate.

DOMESTIC SHAREHOLDERS’ CLASS MEETING AND H SHAREHOLDERS’ CLASS MEETING

The notices convening the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting at which the resolutions mentioned above will be proposed are set out on pages 14 to 19 of this circular. Special resolutions are proposed to the Shareholders at the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting to consider and, if thought fit, for granting to the Directors the Repurchase Mandate. A form of proxy for use at the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting (as the case may be) is enclosed.

Whether or not you are able to attend the respective class meetings in person, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon. For holders of H Shares, the proxy form shall be lodged with the Company’s H Share Registrar, Hong Kong Registrars Limited, at 18/F., Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and for holders of Domestic Shares, the proxy form shall be lodged at the Office of the Secretary to the Board at Zong He Building, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the relevant class meeting(s) or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not prevent you from attending and voting in person at the class meeting(s) or any adjourned class meeting(s) should you so wish.

CLOSURE OF H SHARE REGISTER OF MEMBERS OF THE COMPANY

The H Share register of members of the Company will be closed from Thursday, 18 December 2008 to Friday, 16 January 2009, both days inclusive, during which period no transfer of the Company’s H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company at 4:30 p.m. on Wednesday, 17 December 2008 are entitled to attend and vote at the H Shareholders’ Class Meeting after completing the registration procedures for attending the class meeting. In order for holders of H Shares to be qualified for attendance at the H Shareholders’ Class Meeting, all transfer documents accompanied by the relevant share certificates must be lodged with the Company’s H Share registrar, Hong Kong Registrars Limited, at 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Wednesday, 17 December 2008 for registration.

LETTER FROM THE BOARD

PROCEDURES FOR DEMANDING A POLL

Pursuant to article 113 of the Articles of Association, at any Shareholders’ general meeting, a resolution shall be decided on a show of hands unless a poll is demanded before or after a vote is carried out by a show of hands:

(a)	by the chairman of the meeting;

(b)	by at least two (2) Shareholders present in person or by proxy entitled to vote thereat;

(c)	by one (1) or more Shareholders present in person or by proxy and representing 10 % or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who demands the same.

RECOMMENDATION

The Directors consider that the granting of the Repurchase Mandate mentioned above is in the best interests of the Company and its Shareholders and accordingly recommend that all Domestic Shareholders and H Shareholders to vote in favor of the aforesaid resolutions to be proposed at the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting (as the case may be).

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman

APPENDIX	EXPLANATORY STATEMENT

This explanatory statement contains all the information required to be given to the Shareholders of the Company pursuant to Rule 10.06(1)(b) of the Hong Kong Listing Rules in connection with the proposed Repurchase Mandate, which is set out as follows:

(i) Hong Kong Listing Rules

The Hong Kong Listing Rules permit companies with a primary listing on the Hong Kong Stock Exchange to purchase their securities subject to certain restrictions. Repurchases must be funded out of funds legally available for the purpose and in accordance with the company’s constitutional documents and the applicable laws of the jurisdiction in which the company is incorporated or otherwise established. Any repurchase must be made out of funds which are legally available for the purpose and in accordance with the laws of PRC and the memorandum of association and bye-laws of the company. Any premium payable on a repurchase over the par value of the shares may be effected out of book balance of distributable profits of the Company or proceeds of a new issue of shares made for such purpose.

(ii) Reasons for Repurchase of H Shares

The Directors are seeking to obtain a general mandate to repurchase H Shares to give the Company the flexibility to do so as they believe that it is in the best interests of the Company and its Shareholders for the Directors to have a general authority from the Shareholders to enable the Company to repurchase H Shares in the market. Such repurchase may, depending on the market conditions and funding arrangement at the time, lead to an enhancement of the net assets value of the Company and/or its earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and its Shareholders.

(iii) Registered Capital

As at the Latest Practicable Date, the registered capital of the Company is RMB4,918,400,000 comprising 1,958,400,000 H Shares of RMB1.00 each and 2,960,000,000 Domestic Shares of RMB1.00 each, of which 2,600,000,000 Domestic Shares are held by Yankuang Group and 360,000,000 Domestic Shares are held by other Shareholders.

(iv) Exercise of the Repurchase Mandate

Subject to the passing of special resolutions approving the grant of the Repurchase Mandate to the Directors at the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting to be convened respectively (and the Shareholders having approved the grant of the Repurchase Mandate by way of special resolution at the AGM), the Directors will be granted the Repurchase Mandate until the end of the Relevant Period (as defined in the special resolution in the notice of class meeting of the holders of Domestic Shares and special resolution in the notice of class meeting of the holders of H Shares). Additionally, the exercise of the Repurchase Mandate is subject to the approvals of the relevant PRC regulatory authorities as required by the laws, rules and regulations of the PRC being obtained and the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having,

APPENDIX	EXPLANATORY STATEMENT

in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure under article 30 of the Articles of Association. The notification to the creditors will not be issued until the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting to be convened have approved the Repurchase Mandate by way of special resolutions.

There has not been any change to the total issued share capital of the Company during the date of the AGM and the Latest Practicable Date. The exercise in full of the Repurchase Mandate (on the basis of 1,958,400,000 H Shares in issue as at the Latest Practicable Date and no H Shares will be allotted and issued or repurchased by the Company on or prior to the date of the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting) would result in a maximum of 195,840,000 H Shares being repurchased by the Company during the Relevant Period, being the maximum of 10% of the total H Shares in issue as at the date of passing the relevant resolutions at the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting.

(v) Funding of Repurchases

In repurchasing its H Shares, the Company intends to apply funds from the Company’s internal resources (which may include surplus funds and undistributed profits) legally available for such purpose in accordance with the Articles of Association and the applicable laws, rules and regulations of the PRC.

The Company is empowered by its Articles of Association to purchase its H Shares. Any repurchases by the Company may only be made out of either the capital paid up on the relevant shares to be repurchased, or the funds of the Company that would otherwise be available for dividend or distribution, or out of the proceeds of a new issue of shares made for such purpose, or from sums standing to the credit of the share premium account of the Company. Under PRC laws, H Shares so repurchased will be cancelled within 10 days and the Company’s registered capital will be reduced by an amount equivalent to the aggregate nominal value of the H Shares so cancelled. The Company may not purchase securities on the Hong Kong Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Hong Kong Stock Exchange from time to time.

Based on the financial position disclosed in the recently published audited accounts for the year ended 31 December 2007, the Directors consider that there will not be any material adverse impact on the working capital or gearing position of the Company in the event that the Repurchase Mandate is to be exercised in full at any time during the proposed repurchase period. The number of H Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then prevailing and in the best interests of the Company.

APPENDIX	EXPLANATORY STATEMENT

(vi) Status of Repurchased H Shares

The Hong Kong Listing Rules provide that the listing of all the H Shares repurchased by the Company shall automatically be cancelled and the relevant share certificates shall be cancelled and destroyed. Under PRC laws, the H Shares repurchased by the Company will be cancelled and the Company’s registered capital will be reduced by an amount equivalent to the aggregate nominal value of the H Shares so cancelled.

(vii) H Shares Prices

The highest and lowest prices at which the H Shares have been traded on the Hong Kong Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

	H Share prices
	Highest	Lowest
	HK$	HK$
2007
November	16.88	11.82
December	16.50	13.56

2008
January	16.80	10.58
February	14.80	12.70
March	13.20	8.96
April	14.96	10.80
May	17.94	14.40
June	17.50	13.08
July	15.82	13.32
August	14.20	11.10
September	13.42	8.06
October	8.47	2.98
November (up to the Latest Practicable Date)	5.15	3.30

(viii) Substantial Shareholders

As at the Latest Practicable Date, the interests of substantial shareholders of the Company, as defined under the Hong Kong Listing Rules, were as follows:

Name	Class of shares	Capacity	Nature of interests	Number of ordinary shares held in the Company	Percentage of total issued share capital of the Company
Yankuang Group	Domestic Shares (state legal person share)	Beneficial Owner	Corporate	2,600,000,000	52.86%

APPENDIX	EXPLANATORY STATEMENT

(ix) General Information

(a)	None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates, have any present intention to sell any Shares to the Company or any of its subsidiaries under the Repurchase Mandate if such is approved by the Shareholders of the Company.

(b)	The Directors have undertaken to the Hong Kong Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to repurchase the H Shares pursuant to the Repurchase Mandate in accordance with the Hong Kong Listing Rules and the applicable laws of PRC.

(c)	No connected person (as defined in the Hong Kong Listing Rules) of the Company has notified the Company that he has a present intention to sell H Shares to the Company or its subsidiaries, or has undertaken not to do so, if the Repurchase Mandate is granted and is exercised.

(x) Takeovers Code

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of Takeovers Code. As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

Assuming that the substantial shareholders do not dispose of its Shares, if the Repurchase Mandate was exercised in full, the percentage shareholdings of the substantial shareholders before and after such repurchase would be as follows:

Substantial Shareholders	Before repurchase	After repurchase
Yankuang Group	52.86%	55.05%

On the basis of the shareholdings held by the substantial shareholders named above, an exercise of the Repurchase Mandate in full will not have any implications for the substantial shareholders under the Takeovers Code.

Assuming that there is no issue of Shares between the Latest Practicable Date and the date of a repurchase, an exercise of the Repurchase Mandate whether in whole or in part will not result in less than the relevant prescribed minimum percentage of the Shares of the Company being held by the public as required by the Hong Kong Stock Exchange. The Directors have no intention to exercise the Repurchase Mandate to an extent which may result in a public shareholding of less that such minimum percentage.

APPENDIX	EXPLANATORY STATEMENT

The Directors are not aware of any consequences that may arise under the Takeovers Code and/or any similar applicable law of which the Directors are aware, if any, as a result of any repurchases made under the Repurchase Mandate.

(xi) Share Repurchases Made by the Company

The Company had not repurchased any of its H Shares (whether on the Hong Kong Stock Exchange or otherwise) during the six months period preceding the Latest Practicable Date.

NOTICE OF CLASS MEETING OF

THE HOLDERS OF DOMESTIC SHARES

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF CLASS MEETING OF

THE HOLDERS OF DOMESTIC SHARES

NOTICE IS HEREBY GIVEN THAT a class meeting of the holders of domestic shares (the “Domestic Shareholders’ Class Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at the Company’s conference room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC at 9:00 a.m. on Friday, 16 January 2009 for the purpose of considering and, if thought fit, passing the following resolution:

SPECIAL RESOLUTION

To consider and approve the following resolution:

“THAT:

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the Board may exercise the power of the Company to repurchase the issued H Shares of the Company on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate nominal value of H Shares of the Company authorised to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of the issued H Shares of the Company as at the date of the passing of this resolution;

(c)	as the shareholders of the Company has given the approval in paragraph (a) above by way of a special resolution at the annual general meeting held on 27 June 2008, such approval shall be conditional upon:

(i)	the passing of a special resolution in the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at the class meeting for holders of H Shares of the Company to be held on Friday, 16 January 2009 (or on such adjourned date as may be applicable);

NOTICE OF CLASS MEETING OF

THE HOLDERS OF DOMESTIC SHARES

(ii)	the approvals of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 30 of the Articles of Association of the Company;

(c)	subject to the approvals of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorized to:

(i)	amend the Articles of Association of the Company as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares of the Company as contemplated in paragraph (a) above; and

(ii)	file the amended Articles of Association of the Company with the relevant governmental authorities of the PRC; and

(d)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a period of twelve months following the passing of this special resolution; or

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H Shares or holders of Domestic Shares of the Company at their respective class meetings.”

Yours faithfully,
By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman

Zoucheng, Shandong, the PRC,

1 December 2008

NOTICE OF CLASS MEETING OF

THE HOLDERS OF DOMESTIC SHARES

Notes:

(A)	Holders of Domestic Shares whose names appear on the Company’s register of members of Domestic Shares at the close of business on Wednesday. 17 December 2008 are entitled to attend this meeting.

(B)	Holders of Domestic Shares, who intend to attend the Domestic Shareholders’ Class Meeting, must deliver the completed reply slip for attending the Domestic Shareholders’ Class Meeting to the Office of the Secretary of the Board no later than the close of business on Saturday, 27 December 2008. Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note (C) below.

Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

The PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

(C)	Each holder of Domestic Shares who has the right to attend and vote at the Domestic Shareholders’ Class Meeting is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the Domestic Shareholders’ Class Meeting.

(D)	The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

(E)	Holders of the Domestic Shares attending the Domestic Shareholders’ Class Meeting are responsible for their own transportation and accommodation expenses.

NOTICE OF CLASS MEETING OF

THE HOLDERS OF H SHARES

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF CLASS MEETING OF

THE HOLDERS OF H SHARES

NOTICE IS HEREBY GIVEN THAT a class meeting of the holders of H shares (the “H Shareholders’ Class Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at the Company’s conference room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC at 10 a.m. on Friday, 16 January 2009 for the purpose of considering and, if thought fit, passing the following resolution:

SPECIAL RESOLUTION

To consider and approve the following resolution:

“THAT:

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the Board may exercise the power of the Company to repurchase the issued H Shares of the Company on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate nominal value of H Shares of the Company authorised to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of the issued H Shares of the Company as at the date of the passing of this resolution;

(c)	as the shareholders of the Company has given the approval in paragraph (a) above by way of a special resolution at the annual general meeting held on 27 June 2008, such approval shall be conditional upon:

(i)	the passing of a special resolution in the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at the class meeting for holders of Domestic Shares of the Company to be held on Friday, 16 January 2009 (or on such adjourned date as may be applicable);

NOTICE OF CLASS MEETING OF

THE HOLDERS OF H SHARES

(ii)	the approvals of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 30 of the Articles of Association of the Company;

(e)	subject to the approvals of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorized to:

(i)	amend the Articles of Association of the Company as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares of the Company as contemplated in paragraph (a) above; and

(ii)	file the amended Articles of Association of the Company with the relevant governmental authorities of the PRC; and

(f)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a period of twelve months following the passing of this special resolution; or

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H Shares or holders of Domestic Shares of the Company at their respective class meetings.”

Yours faithfully,
By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman

Zoucheng, Shandong, the PRC,

1 December 2008

NOTICE OF CLASS MEETING OF

THE HOLDERS OF H SHARES

Notes:

(A)	Holders of the Company’s overseas listed foreign invested shares (in the form of H shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Wednesday. 17 December 2008 are entitled to attend the this meeting.

(B)	Holders of H Shares, who intend to attend the H Shareholders’ Class Meeting, must deliver the completed reply slips for attending the H Shareholders’ Class Meeting to the Office of the Secretary of the Board no later than the close of Business on Saturday, 27 December 2008. Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note (C) below.

Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

The PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

(C)	Each holder of H Shares who has the right to attend and vote at the H Shareholders’ Class Meeting is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the H Shareholders’ Class Meeting.

(D)	The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (Room Nos. 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the H Shareholders’ Class Meeting or any adjournment thereof in order for such documents to be valid.

(E)	The H share register will be closed from Thursday, 18 December 2008 to Friday, 16 January 2009, during which time no transfer of H Shares will be registered. Holders of H Shares who wish to attend the H Shareholders’ Class Meeting must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited (Room Nos. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no later than 4:30 p.m. Wednesday, 17 December 2008.

(F)	Holders of the H Shares attending the H Shareholders’ Class Meeting are responsible for their own transportation and accommodation expenses.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310